Exhibit 99.1

Ardagh Group S.A. announces closing of its initial public offering

Ardagh Group S.A. (“Ardagh” or “the Group”) today announced the closing of its previously-announced initial public offering of 16,200,000 Class A common shares at US$19.00 per share, as well as the sale of an additional 2,430,000 Class A common shares pursuant to the exercise in full of the option granted to the underwriters to purchase additional Class A common shares. Following completion of this offering, Ardagh has 236,326,000 shares in issue, comprising 18,630,000 Class A common shares and 217,696,000 Class B common shares.

Net proceeds to the Group from the offering and the exercise of the underwriters’ option to purchase additional Class A common shares, were approximately US$319 million, after deducting underwriting discounts and commissions and other offering expenses.

A registration statement relating to these securities was previously filed with, and declared effective by, the United States Securities and Exchange Commission (“SEC”). The final prospectus has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A copy of the final prospectus related to the offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 800-831-9146.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that state or jurisdiction.

Ardagh Group (www.ardaghgroup.com) is a global leader in metal and glass packaging solutions, producing packaging for the world’s leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Forward-Looking Statements

This press release includes “forward-looking statements,” including with respect to the proposed initial public offering, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

March 20, 2017

Contacts

Investors:	Email: john.sheehan@ardaghgroup.com

Media:	Pat Walsh, Murray Consultants

Tel.: +1 646 776 5918 / +353 87 2269345

Email: pwalsh@murrayconsult.ie